ING Clarion Global Real Estate Income Fund (IGR)


Result of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on May 26, 2006. Preferred and Common shareholders voted on the election of Trustees.

With regard to the election of the following Trustee by preferred shareholders of the Fund:

				# of Shares		# of Shares
				In Favor          Withheld
Jarrett B. Kling		23,775.000		143.000


With regard to the election of the following Trustee by preferred and common shareholders of the Fund:

				# of Shares		# of Shares
				In Favor          Withheld
Asuka Nakahara		92,306,005.762	899,228.428


The other Trustees of the Fund whose terms did not expire in 2006 are, Richard L. Sutton, Frederick S. Hammer, John Bartholdson and T. Ritson Ferguson.